Exhibit 99.1

XORTX THERAPEUTICS INC.

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Special Meeting of Shareholders of XORTX Therapeutics Inc. (the “Company”) held on October 27, 2023 at the offices of the Company (the “Meeting”).

1.	Share Consolidation

A resolution authorizing the Company to file Articles of Amendment under the British Columbia Business Corporations Act to change the number of issued and outstanding common shares of the Company by consolidating the issued and outstanding common shares on the basis of up to nine (9) pre-consolidation common shares for every one (1) post-consolidated common share in order to the Company to regain compliance with the continued listing requirements for the NASDAQ Capital Market. Proxies were received as follows:

For the Motion:	4,252,262 (50.303%)
Against:	4,200,967 (49.697%)

For additional information, please see the Company’s notice of meeting and information circular dated September 20, 2023 filed on SEDAR in connection with the Meeting.

DATED at Calgary, AB, October 27, 2023.

XORTX THERAPEUTICS INC. /s/ Charlotte May
Charlotte May Corporate Secretary